SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ekso Bionics Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

282644202

(CUSIP Number)

Theodore Wang, Puissance Capital Fund (GP) LLC

950 Third Avenue, 25th Floor, New York, NY 10022

(212) 878-3702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 282644202	SCHEDULE 13D	Page 2 of 11

(1)	Names of reporting persons

Puissance Cross-Border Opportunities II LLC
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of Funds (See Instructions)

WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐
(6)	Citizenship or place of organization

Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power:

0
	(8)	Shared voting power:

20,534,898
	(9)	Sole dispositive power:

0
	(10)	Shared dispositive power:

20,534,898
(11)	Aggregate amount beneficially owned by each reporting person:

20,534,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☐
(13)	Percent of class represented by amount in Row 11:

34.3%
(14)	Type of reporting person (see instructions):

PN

CUSIP No. 282644202	SCHEDULE 13D	Page 3 of 11

(1)	Names of reporting persons

Puissance Capital Fund (GP) LLC
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of Funds (See Instructions)

AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐
(6)	Citizenship or place of organization

Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power:

0
	(8)	Shared voting power:

20,534,898
	(9)	Sole dispositive power:

0
	(10)	Shared dispositive power:

20,534,898
(11)	Aggregate amount beneficially owned by each reporting person:

20,534,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☐
(13)	Percent of class represented by amount in Row 11:

34.3%
(14)	Type of reporting person (see instructions):

OO

CUSIP No. 282644202	SCHEDULE 13D	Page 4 of 11

(1)	Names of reporting persons

Puissance Capital Management LP
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of Funds (See Instructions)

AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐
(6)	Citizenship or place of organization

Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power:

0
	(8)	Shared voting power:

20,534,898
	(9)	Sole dispositive power:

0
	(10)	Shared dispositive power:

20,534,898
(11)	Aggregate amount beneficially owned by each reporting person:

20,534,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☐
(13)	Percent of class represented by amount in Row 11:

34.3%
(14)	Type of reporting person (see instructions):

IA, PN

CUSIP No. 282644202	SCHEDULE 13D	Page 5 of 11

(1)	Names of reporting persons

Puissance Capital Management (GP) LLC
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of Funds (See Instructions)

AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐
(6)	Citizenship or place of organization

Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power:

0
	(8)	Shared voting power:

20,534,898
	(9)	Sole dispositive power:

0
	(10)	Shared dispositive power:

20,534,898
(11)	Aggregate amount beneficially owned by each reporting person:

20,534,898
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☐
(13)	Percent of class represented by amount in Row 11:

34.3%
(14)	Type of reporting person (see instructions):

OO

CUSIP No. 282644202	SCHEDULE 13D	Page 6 of 11

(1)	Names of reporting persons

Theodore Wang
(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of Funds (See Instructions)

AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐
(6)	Citizenship or place of organization

United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power:

37,500
	(8)	Shared voting power:

20,534,898
	(9)	Sole dispositive power:

37,500
	(10)	Shared dispositive power:

20,534,898
(11)	Aggregate amount beneficially owned by each reporting person:

20,572,398
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

☐
(13)	Percent of class represented by amount in Row 11:

34.4%
(14)	Type of reporting person (see instructions):

IN, HC

CUSIP No. 282644202	SCHEDULE 13D	Page 7 of 11

Item 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of Ekso Bionics Holdings Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1414 Harbour Way South, Suite 1201, Richmond, California 94804.

Item 2. Identity and Background.

(a)	The persons filing this statement are Puissance Cross-Border Opportunities II LLC, a limited liability company registered in the Cayman Islands (“Puissance Cross-Border Opportunities”), Puissance Capital Fund (GP) LLC, a Delaware limited liability company (“Puissance GP”), Puissance Capital Management LP, a Delaware limited partnership (“Puissance Capital Management”), Puissance Capital Management (GP) LLC, a Delaware limited liability company (“Puissance Capital Management GP”) and Theodore Wang, a United States citizen (“Mr. Wang” and collectively with Puissance Cross-Border Opportunities, Puissance GP, Puissance Capital Management and Puissance Capital Management GP, the “Reporting Persons”).

(b)	The business address for each of the Reporting Persons is 950 Third Avenue, 25th Floor, New York, NY 10022.

(c)	Puissance GP serves as the general partner of Puissance Cross-Border Opportunities, a private investment fund. Puissance Capital Management serves as the investment manager of Puissance Cross-Border Opportunities. Puissance Capital Management GP serves as the general partner to Puissance Capital Management. Mr. Wang serves as the managing member of both Puissance GP and Puissance Capital Management.

(d)	During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons, nor, to the knowledge of any of the Reporting Persons, any officer, director or control person of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See subsection (a) of this Item 2 and Item 6 of the attached cover pages.

Item 3. Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 20,534,898 shares of Common Stock directly owned by Puissance Cross-Border Opportunities and deemed to be beneficially owned by Puissance GP, Puissance Capital Management, Puissance Capital Management GP and Mr. Wang came from the working capital of Puissance Cross-Border Opportunities. The net investment costs of the 20,534,898 shares of Common Stock were $20,534,898. No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business. In addition, on September 19, 2017, the Issuer granted Mr. Wang options to purchase 37,500 shares in connection with Mr. Wang’s appointment to the Issuer’s Board of Directors.

CUSIP No. 282644202	SCHEDULE 13D	Page 8 of 11

Item 4. Purpose of Transaction.

The 20,534,898 shares of Common Stock held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities. In addition, the Issuer granted Mr. Wang options to purchase 37,500 shares in connection with Mr. Wang’s appointment to the Issuer’s Board of Directors on September 19, 2017.

The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management’s performance and prospects of the Issuer. In addition, the Reporting Persons reserve the right to, without limitation, acquire additional Common Stock, dispose of all or some of the Common Stock they currently hold from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Stock. Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors, the Issuer’s shareholders and others.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

(a)-(b)	As of the date hereof, Puissance Cross-Border Opportunities may be deemed to be the beneficial owner of 20,534,898 shares of Common Stock, representing approximately 34.3%(1) of the total issued and outstanding shares of Common Stock. Puissance Cross-Border Opportunities has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 20,534,898 shares of Common Stock. Puissance Cross-Border Opportunities has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 20,534,898 shares of Common Stock.

As of the date hereof, Puissance GP may be deemed to be the beneficial owner of 20,534,898 shares of Common Stock, representing approximately 34.3%(1) of the total issued and outstanding shares of Common Stock. Puissance GP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 20,534,898 shares of Common Stock. Puissance GP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 20,534,898 shares of Common Stock.

As of the date hereof, Puissance Capital Management may be deemed to be the beneficial owner of 20,534,898 shares of Common Stock, representing approximately 34.3%(1) of the total issued and outstanding shares of Common Stock. Puissance Capital Management has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 20,534,898 shares of Common Stock. Puissance Capital Management has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 20,534,898 shares of Common Stock.

CUSIP No. 282644202	SCHEDULE 13D	Page 9 of 11

As of the date hereof, Puissance Capital Management GP may be deemed to be the beneficial owner of 20,534,898 shares of Common Stock, representing approximately 34.3%(1) of the total issued and outstanding shares of Common Stock. Puissance Capital Management GP has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 20,534,898 shares of Common Stock. Puissance Capital Management GP has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 20,534,898 shares of Common Stock.

As of the date hereof, Mr. Wang may be deemed to be the beneficial owner of 20,572,398 shares of Common Stock, representing approximately 34.4%(1) of the total issued and outstanding shares of Common Stock. Mr. Wang has the sole power to vote or direct the vote of 37,500 shares of Common Stock and the shared power to vote or direct the vote of 20,534,898 shares of Common Stock. Mr. Wang has the sole power to dispose or direct the disposition of 37,500 shares of Common Stock and the shared power to dispose or direct the disposition of 20,534,898 shares of Common Stock.

(c)	On September 11, 2017, Puissance Cross-Border Opportunities purchased 20,572,398 shares of Common Stock at a price of $1.00 per share in a private placement in connection with the Issuer’s rights offering. In connection with Mr. Wang’s appointment to the Issuer’s Board of Directors on September 19, 2017, the Issuer granted Mr. Wang options to purchase 37,500 shares of Common Stock at an exercise price of $1.15 per share, which is equal to the closing sales price per share of the Common Stock on the Nasdaq Capital Market on the date of grant. The options vest in yearly installments over four years. No other transactions in the Common Stock were effected by the Reporting Persons within the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e)	Not applicable.

(1)	Based on 59,789,159 shares of Common Stock outstanding as of September 7, 2017, based on the Current Report on Form 8-K filed by the Issuer on such date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

On July 19, 2017, Puissance Cross-Border Opportunities and the Issuer entered into a purchase agreement (the “Purchase Agreement”) pursuant to which Puissance Cross-Border Opportunities agreed to purchase shares of Common Stock in connection with a rights offering conducted by the Issuer at a subscription price of $1.00 per share. Under the terms of the Purchase Agreement, Puissance Cross-Border Opportunities agreed to purchase, at the same $1.00 subscription price of the rights offering, any unsubscribed shares of Common Stock following the exercise of the basic subscription rights of all other holders of the Issuer’s shares of Common Stock as of the rights offering record date. Notwithstanding the number of shares of Common Stock purchased by all other holders upon the exercise of the basic subscription rights in the rights offering, the aggregate number of shares of Common Stock purchased by Puissance Cross-Border Opportunities was subject to a cap such that Puissance Cross-Border Opportunities would not own more than 40% of the Issuer’s issued and outstanding shares of Common Stock following the proposed rights offering. The Purchase Agreement is attached hereto as Exhibit A.

CUSIP No. 282644202	SCHEDULE 13D	Page 10 of 11

Concurrently with the execution of the Purchase Agreement, Puissance Cross-Border Opportunities and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer agreed to register the Common Stock purchased by Puissance under the Purchase Agreement for resale under the Securities Act of 1933, as amended. The Registration Rights Agreement is attached hereto as Exhibit B.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Purchase Agreement

Exhibit B: Registration Rights Agreement

CUSIP No. 282644202	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 25, 2017

PUISSANCE CROSS-BORDER OPPORTUNITIES II LLC*

By:	Puissance Capital Fund (GP) LLC, its general partner

	By:	/s/ Theodore Wang
Name: Theodore Wang Title: Managing Member

PUISSANCE CAPITAL FUND (GP) LLC*

By:	/s/ Theodore Wang
Name: Theodore Wang
Title: Managing Member

PUISSANCE CAPITAL MANAGEMENT LP*

By:	Puissance Capital Management (GP) LLC, its general partner

	By:	/s/ Theodore Wang
Name: Theodore Wang
Title: Managing Member

PUISSANCE CAPITAL MANAGEMENT (GP) LLC*

By:	/s/ Theodore Wang
Name: Theodore Wang
Title: Managing Member

/s/ Theodore Wang
Theodore Wang*

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.